Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

December 13, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 13, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Kairous Acquisition Corp. Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share, $0.0001 par value, one-half (1/2) of one redeemable warrant and one right entitling the holder to receive one-tenth of an ordinary share

Ordinary shares, par value $0.0001 per share

Redeemable warrants, each exercisable for one ordinary share at an exercise price of $11.50 included as part of the units

Rights, each to receive one-tenth of one ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi